SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT FORM

Pursuant to Section 13 or 15(d) of the
Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported) April 26, 2002

National Real Estate Limited Partnership Income Properties
(Exact name of registrant as specified in its charter)

Wisconsin	01-14453	39-1503893
(State or other Jurisdiction of Organization)	(Commission File Number)	(IRS Employer Identification Number)

1155 Quail Court, Pewaukee, Wisconsin	53072-3703
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (262) 695-1400

Not Applicable
(Former name or former address, if changed since last report)

Item 2. Acquisition or Disposition of Assets

National Real Estate Limited Partnership Income Properties (the Partnership) sold Phase I of a self storage locker facility known as Cave Creek Lock-It-Lockers on April 26, 2002, to Ms. Cheryl Enders for $319,904. Phases II and III, the only other phases of Cave Creek Lock-It-Lockers, owned by National Real Estate Limited Partnership Income Properties II, were also sold on April 26, 2002, to Ms. Cheryl Enders for $1,760,096, for a combined property sale price of $2,080,000.

Cave Creek Lock-It-Lockers is located at 1201 E. Cinnabar, Phoenix, Arizona. Constructed in 1985, Cave Creek Lock-It-Lockers is a self storage facility, on approximately 1.7 acres, consisting of approximately 46,283 net rentable square feet.

No relationship exists between Ms. Cheryl Enders, the purchaser, and National Real Estate Limited Partnership Income Properties, the seller, or any of its affiliates, any director or officer of the Partnership, or any associate of any such director or officer.

Item 7. Financial Statements and Exhibits

Page

Unaudited Pro Forma Financial Information……………………………………………………...…4

Balance Sheets (9/30/01 Actual and 9/30/01 Pro Forma)…………………………………………………5

Income Statements (12/31/00 Actual and 12/31/00 Pro Forma, 9/30/01 Actual and 9/30/01 Pro Forma)..6

Cash From Sale…………………………………………………………………………………………7

Exhibits………………………………………………………………………………………………....7

Signatures……………………………………………………………………………….…...8

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial statements of the Partnership have been prepared to illustrate the effect of the sale of Cave Creek Lock-It-Lockers Phase I. The unaudited September 30, 2001 pro forma Balance Sheet gives effect to the sale of Cave Creek Lock-It-Lockers Phase I as if it has occurred on January 1, 2001. The unaudited pro forma Statement of Operations for the year ended December 31, 2000, gives effect to the sale of Cave Creek Lock-It-Lockers Phase I as if it had occurred on January 1, 2000. The unaudited pro forma Statement of Operations for the nine months ended September 30, 2001, gives effect to the sale of Cave Creek Lock-It-Lockers Phase I as if it had occurred on January 1, 2001.

The pro forma combined financial statements are presented for illustrative purposes only, and are not necessarily indicative of the financial position results of operations of the Partnership that would have been reported had the sale of Cave Creek Lock-It-Lockers Phase I occurred on the dates indicated, nor do they represent a forecast of the financial position of the Partnership at any future date, or the results of operations of the Partnership for any future period.

NATIONAL REAL ESTATE LIMITED PARTNERSHIP INCOME PROPERTIES

(A Wisconsin Limited Partnership)

BALANCE SHEET

(Unaudited)

	Actual September30, 2001	Pro forma September 30, 2001
ASSETS		
Cash and cash equivalents	$277,264	$560,698
Escrow deposits and other assets	69,978	70,641
Investment properties, at cost		
Land	568,848	475,486
Buildings and improvements	4,324,905	4,021,073
	4,893,753	4,496,559
Less accumulated depreciation	2,245,527	2,098,276
	2,648,226	2,398,283
	$2,995,468	$3,029,622
LIABILITIES AND PARTNERS= CAPITAL		
Liabilities:		
Accrued expenses and other liabilities	$84,518	$95,221
Tenant security deposits	5,010	5,010
Accrued interest payable to individual general partner	101,608	101,608
Note payable to individual general partner	271,020	271,020
Deferred rent	34,145	31,760
	496,301	504,619
Partners= Capital (Deficit):		
General Partners	(165,159)	(164,384)
Limited Partners (authorized C 10,000 Interests; issued C 9,034.01 Interests)	2,685,997	2,711,058
Less cost of 29.86 limited partner interests held in treasury	(21,671)	(21,671)
	2,499,167	2,525,003
See notes to financial statements.	$2,995,468	$3,029,622

54

NATIONAL REAL ESTATE LIMITED PARTNERSHIP INCOME PROPERTIES

(A Wisconsin Limited Partnership)

Statement of Operations

(Unaudited)

	Actual ended December 31,2000	Pro forma ended December 31,2000	Actual 9 months ended September 30, 2001	Pro forma 9 months ended September 30, 2001
INCOME				
Operating income	$796,475	$743,028	$591,567	$551,980
Total income	796,475	743,028	591,567	551,980
OPERATING EXPENSES				
Operating expenses	371,423	346,813	277,879	261,614
Administrative expenses	243,518	238,570	159,637	154,755
Depreciation	143,815	133,599	107,747	99,868
Interest expense	36,532	36,532	25,958	25,958
Total expenses	795,288	755,514	571,221	542,195
Income (Loss) from Operations	1,187	(12,486)	20,346	9,785
Other Income:				
Interest income	28,994	28,844	10,888	10,811
Gain on sale		33,359		36,474
Net Income	$30,181	$49,717	$31,234	$57,070
Net Income attributable to General Partners (3%)	$905	$1,492	$937	$1,712
Net Income attributable to Limited Partners (97%)	$29,276	$48,225	$30,297	$55,358
Per Limited Partnership Interests outstandingB9,004.15	$3.25	$5.36	$3.36	$6.15

See notes to financial statements.

Cash from Sale

Cash proceeds from the sale of Cave Creek Lock-It-Lockers Phase I will be distributed to the limited partners.

Exhibits

No exhibits accompany this filing.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned herunto duly authorized.

National Real Estate Limited Partnership Income Properties
Registrant

____
Date

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By John Vishnevsky, General Partner